UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

____________________________________________

In the Matter of

NATIONAL FUEL GAS COMPANY	THIRD
NATIONAL FUEL GAS SUPPLY CORPORATION	CERTIFICATE
EMPIRE STATE PIPELINE	PURSUANT TO
NATIONAL FUEL RESOURCES, INC.	RULE 24

SENECA RESOURCES CORPORATION

HORIZON LFG, INC. (formerly known as

UPSTATE ENERGY INC.)

File No. 70-10168

(Public Utility Holding Company Act of 1935)

____________________________________________

THIS IS TO CERTIFY, pursuant to Rule 24, that certain transactions proposed by National Fuel Gas Company (“National”), and its subsidiary, Seneca Resources Corporation (“Seneca”), in the Application-Declaration on Form U-1, as amended (“Application-Declaration”), in SEC File No. 70-10168, have been carried out in accordance with the terms and conditions of, and for the purposes as represented by, said Application-Declaration, and the Order of the Securities and Exchange Commission (HCAR No. 35-27790 dated December 30, 2003) with respect thereto, as amended.

I.	Foreign Energy Affiliates Acquired

During the six months ended September 30, 2005, no new “Foreign Energy Affiliates” were acquired. National’s only Foreign Energy Affiliate is Seneca Energy Canada Inc., an Alberta, Canada corporation.

II.	Aggregate Investment in Foreign Energy Affiliates

The amount of National’s aggregate investment in Foreign Energy Affiliates as of September 30, 2005 was $257,872,940.

IN WITNESS WHEREOF, the undersigned companies have caused this Certificate to be executed as of this 22nd day of November, 2005.

NATIONAL FUEL GAS COMPANY

By:       /s/ P. C. Ackerman

P. C. Ackerman
Chairman, President & CEO

SENECA RESOURCES CORPORATION

By:       /s/ J. A. Beck

J. A. Beck
President

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